EXHIBIT 99.12

Notice of Meeting and Management Proxy Circular, dated as of June 23, 2005, for the Annual Meeting of Shareholders held on July 28, 2005, including the Form of Proxy for the Annual Meeting

AnorMED Inc.
200 - 20353 64th Avenue
Langley, British Columbia, Canada, V2Y 1N5
Tel. No. (604) 530-1057
Fax No. (604) 530-0976

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of AnorMED Inc. (the “Corporation”) will be held in the Plaza Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on Thursday, July 28, 2005 at 1:30 pm. (Vancouver time) (the “Meeting”) for the following purposes:

1.

to receive the Corporation’s Annual Report for 2005, including the financial statements for the fiscal year ended March 31, 2005 and the report of the auditors thereon;

2.

to fix the number of directors of the Corporation for the ensuing year at eight (8);

3.

to elect eight (8) directors to hold office until the close of the next annual meeting;

4.

to appoint the auditors of the Corporation to hold office until the close of the next annual meeting and to authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation; and

5.

to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are: (1) a copy of the Corporation’s Annual Report for 2005; (2) a Management Proxy Circular, which provides additional information relating to the matters to be dealt with at the Meeting; (3) a Form of Proxy and Notes to Proxy; (4) a return envelope for use by shareholders to send in their Proxy; and (5) a reply card for use by shareholders who wish to receive the Corporation’s interim financial statements.

If you are a registered holder (a “Shareholder”) of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 10:00 a.m., Vancouver time, on July 26, 2005.

The Board of Directors of the Corporation fixed June 24, 2005 as the Record Date for the determination of the Shareholders entitled to receive this Notice, and to attend and vote at the Meeting.

If you are a non-registered Shareholder and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare, please complete and return the form in accordance with the instructions of Computershare.  If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

If you are a non-registered Shareholder and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Langley, British Columbia, as of the 23rd day of June, 2005.

By Order of the Board of Directors
W.J. (Bill) Adams Chief Financial Officer, Vice President, Finance, Secretary and Treasurer

PLEASE ENSURE THAT YOU COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.  To be effective, Proxies must be deposited with the Toronto Office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, before 10:00 a.m. (Vancouver time) on July 26, 2005.  If you are able to attend the Meeting, sending your Proxy will not prevent you from voting in person.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

AnorMED Inc.
200 - 20353 64th Avenue
Langley, British Columbia, Canada, V2Y 1N5
Tel. No. (604) 530-1057
Fax No. (604) 530-0976

ANNUAL MEETING OF SHAREHOLDERS

to be held on July 28, 2005

MANAGEMENT PROXY CIRCULAR

PURPOSE OF SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the board of directors (the “Board of Directors”) and management of AnorMED Inc. (the “Corporation”) for use at the Annual  Meeting of the Shareholders of the Corporation (the “Shareholders”) to be held on Thursday, July 28, 2005, and at any and all adjournments thereof (the “Meeting”).  The information contained in this Management Proxy Circular is given as of June 24, 2005, unless otherwise indicated.  The solicitation is made by the Management of the Corporation (the “Management”).  The cost of solicitation will be borne by the Corporation.  It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by telephone, by directors, officers or regular employees of the Corporation, at nominal cost.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with the instructions specified in the enclosed Form of Proxy.  In the absence of any such specification, the Management designees, if named in the enclosed Form of Proxy, will vote in favour of the matters set out therein.

The Management designees named in the enclosed Form of Proxy are directors and officers of the Corporation and have indicated their willingness to represent as Proxyholder the Shareholder who appoints them.

The enclosed Form of Proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management of the Corporation is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgment of the Management of the Corporation.

The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Management Proxy Circular.

APPOINTMENT OF PROXIES

A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than DAVID SCOTT or MICHAEL J. ABRAMS, both directors and officers of the Corporation and the Management designees, to attend and act for the Shareholder at the Meeting.  Such right may be exercised by inserting in the blank space provided in the enclosed Form of Proxy the name of the person to be designated and striking out the names of the Management designees or by completing another proper Form of Proxy and delivering same to the Toronto office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:00 a.m. (Vancouver Time) on July 26, 2005.

A proxy will not be valid unless signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  If the

Form of Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: G. Ingborg, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Many Shareholders are “non-registered” shareholders because the Common shares of the Corporation (“Common Shares”) they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including their directors and officers) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Corporation has decided to take advantage of those provisions of National Instrument 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  In that regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete VIFs that are to be returned to Computershare.  Should a NOBO wish to vote at the Meeting in person, the NOBO must request a form of legal proxy from Computershare that will grant the NOBO the right to attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, there are 31,844,759 Common Shares issued and outstanding.  Each Shareholder of record at the close of business on June 24, 2005 (the “Record Date”) is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder.  Two or more Shareholders present or represented by proxy and holding or representing more than 10% of the Common Shares issued and outstanding will constitute a quorum at the Meeting.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as follows:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised	Approximate Percentage of Total Issued and Outstanding Common Shares
Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., New York, New York	5,954,850	18.7%

The directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 494,333 or 1.6% (2,331,833 or 7.3% on a fully diluted basis) of the Corporation’s issued and outstanding Common Shares as of the date hereof.  In addition, Mr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., New York, New York, which beneficially own, in the aggregate 5,954,850 or 18.7% of the Corporation’s issued and outstanding Common Shares.

ELECTION OF DIRECTORS

The Articles and Bylaws of the Corporation provide that the Board of Directors is to consist of a minimum of 3 directors and a maximum of 18, with the actual number to be determined from time to time by ordinary resolution of the Shareholders of the Corporation.  For this forthcoming year, it is proposed that the Board of Directors shall consist of eight (8) directors.  Management, therefore, intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board of Directors at eight (8) directors to hold office for the ensuing year until the close of the next annual meeting of Shareholders or until a successor is duly elected or appointed.

No class of Shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

It is proposed that the following persons will be nominated at the Meeting to serve as directors.  Except as noted under “Voting of Proxies”, proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the Bylaws of the Corporation and its governing legislation, serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed.

The following table sets forth certain information with respect to persons to be nominated for election as a director.  The following information concerning each of the proposed nominees as directors is based on information received by the Corporation from said nominees.  All proposed nominees are currently directors of the Corporation.

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Corporation	Date Became a Director	Principal Occupation(1)	Number and Approximate Percentage of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised
David Scott(2)(3)(5)(6) British Columbia, Canada Independent Director and Chairman of the Board	January 6, 1996	Corporate Director, Former President, MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company)	35,000 (0.11%)
Michael J. Abrams, Ph.D. Washington, U.S.A. President, Chief Executive Officer and Director	January 6, 1996	President and Chief Executive Officer of the Corporation	155,000 (0.49%)
Michael J. Cleare, Ph.D.(2)(4) Pennsylvania, U.S.A. Independent Director	June 28, 1996

Executive Director, Science & Technology Ventures, Columbia University, Former Managing Director and President, Electronics Materials Division and Pharmaceutical Materials Group, Johnson Matthey plc (advanced materials company)

10,000 (0.03%)
Julia Levy, Ph.D.(3)(4)(6) British Columbia, Canada Independent Director	September 30, 1996	Executive Chairman Scientific Advisory Board and Director QLT Inc. (biopharmaceutical company)	12,000 (0.04%)
Colin R. Mallet(2)(5) British Columbia, Canada Independent Director	September 30, 1996	Corporate Director	25,100 (0.08%)
Willem Wassenaar, M.D.(4)(5) Ontario, Canada Independent Director	September 30, 1996	Chairman, Pharmacy.ca (web-based retail pharmacy)	150,000 (0.47%)

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Corporation	Date Became a Director	Principal Occupation(1)	Number and Approximate Percentage of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised
Felix Baker, Ph.D..(2)(3) New York, U.S.A. Independent Director	April 27, 2004	Managing Partner, Baker Brothers Investments and a Managing Member, Baker Bros. Advisors, LLC	Nil(7)
Eve E. Slater, M.D. New Jersey, U.S.A. Independent Director	January 17, 2005	Corporate Director	4,400 (0.01%)

Notes:

(1)

The directors of the Corporation have held their present principal occupations noted opposite their respective names through the last five years except as described below under “Directors and Executive Officers”.

(2)

Member of the Compensation Committee.

(3)

Member of the Finance Committee.

(4)

Member of the Audit Committee.

(5)

Member of the Corporate Governance Committee.

(6)

Member of the Nominating Committee.

(7)

Mr. Felix Baker is a managing partner of a group of funds that beneficially own, in the aggregate, 5,954,850 or 18.7% of the

Corporation’s issued and outstanding common shares.

Directors and Executive Officers

The following are brief biographies of Management’s proposed nominee directors:

David Scott, M.B.A., Chairman of the Board and Director.  David Scott, of Vancouver, British Columbia, has been the Chairman and a Director of AnorMED since January 1996.  As well, Mr. Scott is the Chairman of AnorMED’s Compensation and Nominating Committees and a member of the Finance Committee and the Corporate Governance Committee.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built, and sold a mutual fund management company.  He is Chairman and Director of Migenix Inc. and a board member of VSM Medtech Ltd., TIR Systems Ltd. and Clarington Corporation.  Mr. Scott was formally the President of MDS Ventures Pacific Inc. until his retirement in 1999.  He also served as Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund and was a Founding Director of the Academy of Chief Executives of Technology Companies.

Michael J. Abrams, Ph.D., President, Chief Executive Officer and Director.  Michael Abrams, of Custer, Washington, U.S.A., has been a Director and Chief Executive Officer of AnorMED since its inception in 1996.  Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey plc (together with its affiliates, "JM") and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM.  In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc.  He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials.  He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles.  Dr. Abrams currently serves as a Director on the Boards of two early stage biotechnology companies. He is also an Adjunct Professor at the University of British Columbia.

Michael J. Cleare, Ph.D., Director.  Michael Cleare, of Kennett Square, Pennsylvania, U.S.A., has served on the Board of AnorMED since June 1996, and currently is a member of AnorMED’s Compensation and Audit Committees as well as serving as the Corporation’s designated Ombudsman.  Dr. Cleare’s experience ranges from a Senior Research and Development Executive through to Business Development to a range of senior business management positions. He currently is the Executive Director, Science & Technology Ventures for Columbia University in New York, a position he has held since August 2000.  Prior to that, Dr. Cleare spent 30 years with JM, a U.K. based multinational world leader in advanced materials technology.  While with JM he was involved in the discovery and development of a major new class of anti-cancer drugs (platinum based - particularly carboplatin) and served as President of several of the company’s major divisions, including Pharmaceutical Materials, Chemicals and Metals, Catalytic Systems and Electronic Materials.  He has managed complex global businesses, negotiated and closed multi-million dollar licensing and technology transfer deals, and entered into multiple research funding agreements with major universities.

Julia Levy, Ph.D., Director.  Julia Levy, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  She currently is a member of AnorMED’s Audit, Finance and Nominating Committees.  Dr. Levy has been involved in the biotechnology community since 1980.  She is co-founder of QLT Inc., retired as President and Chief Executive Officer of QLT in February 2002 and is now Executive Chairman of the Scientific Advisory Board of QLT.  From 1981 to 2002, Dr. Levy held positions with QLT as Vice President, Senior Vice President, Chief Scientific Officer, acting President and Chief Executive Officer.  She was also a Professor of Microbiology at the University of British Columbia from 1973 to 1999 and now professor emerita from UBC.  She is a Fellow of the Royal Society of Canada and past President of the Canadian Federation of Biological Sciences.  Dr. Levy has earned numerous awards and honours including numerous honorary doctorates and an appointment as an Officer of the Order of Canada in 2001.  Dr. Levy is a director of a number of private biotechnology companies as well as the Working Opportunity Fund, a labour-sponsored mutual fund .

Colin R. Mallet, Director.  Colin Mallet, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  He currently serves as the Chair of AnorMED’s Corporate Governance Committee and is a member of the Compensation Committee.  Mr. Mallet has worked in senior executive positions in the pharmaceutical industry in Canada, United Kingdom, Switzerland, Sweden and South East Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis) for seven years, and is a past Chair of the Canadian Association of Research based Pharmaceutical companies. He is currently on the boards of four public Canadian companies in the healthcare field, and chairs the Corporate Governance committees for all of these companies.

Willem Wassenaar, M.D., M.Sc., M.B.A., Director. Willem Wassenaar, of Toronto, Ontario, has served on the Board of AnorMED since September 1996.  He currently is the Chair of AnorMED’s Audit Committee and is a member on the Corporate Governance Committee. Dr. Wassenaar is Chairman and founder of Pharmacy.ca, a web-based retail pharmacy focused on personalized medicine, and a director on the board of Spectral Diagnostics Inc.  In the past Dr. Wassenaar has served on the boards of Drug Royalty Corporation Inc., GlycoDesign Inc. and Sunnybrook Working Ventures Medical Break Through Fund.  Dr. Wassenaar has held senior executive positions at Ferring Inc. Canada, Ferring Laboratories U.S., Sterling Drug Ltd. Canada and Weyth Ltd. Canada.  His executive responsibilities have included clinical research, regulatory affairs, product development, marketing and sales, and general management.  He holds a number of issued patents and patent applications.  Dr. Wassenaar was a member of the Ontario Medical Association Committee on Insurance for eighteen years and serve as Committee Chair for four of those years.  He was also a Member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada.  Dr. Wassenaar received his M.D from the University of Western Ontario and holds a Master of Science degree from the University of Toronto and a Master of Business Administration from York University.

Felix J. Baker, Ph.D., Director.  Felix Baker of New York, New York, U.S.A. has served as a Director of AnorMED since April 2004.  He currently is the Chair of AnorMED’s Finance Committee and a member of the Compensation Committee.  Dr. Baker is a Managing Member of Baker Bros. Advisors, LLC, which he and his brother, Julian Baker, founded in 2000.  Dr. Baker’s firm manages Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly traded life sciences companies.  Dr. Baker’s career as a fund-manager began in 1994 when he co-founded a biotechnology investing partnership with the Tisch Family, which led to the establishment in 2000 of Baker/Tisch Advisors, LLC.  Dr. Baker is currently a Managing Member of Baker/Tisch Advisors.  Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school.  He is also a director of Trimeris, Inc., Neurogen Corporation, Conjuchem Inc., and Seattle Genetics, Inc..

Eve E. Slater, M.D., Director.  Eve Slater, of Short Hills, New Jersey, U.S.A. joined the Board of AnorMED in January 2005. Dr. Slater is board certified in internal medicine and cardiology and has extensive experience in the pharmaceutical industry, including 19 years in senior management positions at Merck Research Laboratories where she served as chief safety officer during the 1990’s.  Most recently, she was Assistant Secretary for Health, U.S. Department of Health and Human Services (HHS) where she served as Secretary Tommy Thompson’s chief health policy advisor. Prior to joining HHS, Dr. Slater held senior management positions at Merck Research Laboratories from 1983 to 2001, including Senior Vice President of External Policy, Vice President of Corporate Public Affairs, Senior Vice President of Clinical and Regulatory Development, Executive Director of Biochemistry and Molecular Biology and Senior Director of Biochemical Endocrinology.  Dr. Slater recently authored a paper on the FDA, which was published in the New England Journal of Medicine.  She also serves on the board of directors of Vertex Pharmaceuticals Incorporated and Phase Forward Incorporated.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the financial years ended March 31, 2005, 2004 and 2003 by the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of the Corporation (together, the “Named Executive Officers”):

Named Executive Officer and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($) (3)	Awards		Payouts	All Other Compensation ($)
					Securities Under Options Granted (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)
Michael J. Abrams, Ph.D., President, Chief Executive Officer & Director	2005 2004 2003	$376,250 $343,750 $325,000	$155,925 $157,500 $83,875	— — $1,150	35,000 35,000 35,000	— — —	— — —	— — —
William J. Adams, C.A. Chief Financial Officer Vice President, Finance, Secretary and Treasurer	2005 2004 2003	$209,888 $199,388 $195,000	$64,828 $78,030 $33,238	— — $880	20,000 20,000 20,000	— — —	— — —	— — —
Gary J. Bridger, Ph.D.,(1) Vice President, Research and Development and Chief Scientific Officer	2005 2004 2003	$264,750 $228,250 $220,000	$94,668 $76,808 $71,148	$1,440 — $3,250	70,000 20,000 20,000	— — —	— — —	— — —
Paul A. Brennan, M.Sc.,(2) Vice President, Business Development	2005 2004 2003	$214,240 $206,000 $183,333	$56,514 $51,480 $30,754	— — $1,690	15,000 15,000 60,000	— — —	— — —	— — $30,000
Gary B. Calandra, M.D., Ph.D., Vice President, Clinical Development	2005 2004 2003	$343,916 $327,882 $320,083	$95,262 $99,931 $65,758	— — —	20,000 15,000 15,000	— — —	— — —	— — —

Notes:

(1)

Dr. Bridger’s position prior to July 1, 2003 was Vice President Research and Chief Scientific Officer.

(2)

Paul Brennan commenced employment with the Company on May 1, 2002.

(3)

Relates to the discount on the purchase of Common Shares under the Employee and Director Share Purchase Plan, see “Employee and Director Share Plan”.

The Corporation granted the following options to the Named Executive Officers during the financial year ended March 31, 2005:

Option Grants During 2005 Financial Year

Named Executive Officer	Securities, Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Michael J. Abrams	35,000	8.5%	$8.40	$8.40	May 1, 2014
William J. Adams	20,000	4.8%	$8.40	$8.40	May 1, 2014
Gary J. Bridger	20,000 50,000	16.9%	$8.40 $6.90	$8.40 $6.90	May 1, 2014 July 1, 2009
Paul A. Brennan	15,000	3.6%	$8.40	$8.40	May 1, 2014
Gary B. Calandra	20,000	4.8%	$8.40	$8.40	May 1, 2014

Aggregated Options Exercised During 2005 Financial Year
and Financial Year-End Option Values

Named Executive Officer	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at March 31, 2005 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at March 31, 2005 Exercisable/ Unexercisable(1)
Michael J. Abrams	—	—	445,000/70,000	$659,330/$36,750
William J. Adams	—	—	150,000/40,000	$157,064/$21,000
Gary J. Bridger	—	—	160,000/90,000	$126,824/$21,000
Paul A. Brennan	—	—	45,000/45,000	$17,850/$20,700
Gary B. Calandra	—	—	135,000/35,000	$7,950/$15,750

Note:

(1)

Based on a market value of $4.25 per share, being the closing trading price per Common Share on The Toronto Stock Exchange as of March 31, 2005.

Employment and Change in Control Agreements

The Compensation Committee of the Corporation reviews as required its existing employment agreements with Dr. Abrams, Dr. Bridger, Dr. Calandra and Mr. Brennan.  It is expected that these agreements will be renewed on terms substantially similar to those currently in effect.  These agreements provide for the maintenance of life insurance policies on Dr. Abrams, Dr. Bridger, Dr. Calandra and Mr. Brennan (with the proceeds payable to such beneficiaries as they may designate) and, in the event of termination of employment, for severance payments equal to twelve (12) month's salary plus one (1) month’s salary for each complete year of service to a maximum of fifteen (15) months for Dr. Abrams, for severance payments equal to seven (7) month’s salary plus one (1) month’s salary for each complete year of service to a maximum of twelve (12) months for Dr. Bridger and for severance payments equal to six (6) month’s salary plus one (1) month’s salary for each complete year of service to a maximum of twelve (12) months for Dr. Calandra and Mr. Brennan.

The Corporation has also entered into agreements (“Change in Control Agreements”) with each of the Named Executive Officers and certain other senior executives of the Corporation, which provide for special compensation arrangements for such executives in the event of a Change in Control of the Corporation (as defined in the Change in Control Agreements).  In the event of a Change in Control:

1.

A retention bonus will be payable to ensure that senior executives are incented to remain in place for at least six months after the Change in Control.  As long as the respective executives do not terminate their employment with the Corporation voluntarily or are terminated for cause prior to the end of the six month period:

(a)

the options held by these executives at the time of the Change in Control will vest and become exercisable six months after the Change in Control or on the date of termination; and

(b)

the executives will also receive 12 month’s (15 month’s for the Chief Executive Officer) lump sum salary and bonuses (the bonus being calculated on 50% of the maximum bonus target).

2.

In addition, if the executive’s employment with the Corporation is terminated within 24 months (36 months for the Chief Executive Officer) after a Change in Control in circumstances other than death, permanent disability or cause, the executive will receive 6-12 month’s salary and bonuses (10.5-21 months for the Chief Executive Officer) from the date of termination, with 50% to be reduced for the period in which the executive is receiving remuneration from another employer.

A Change in Control is defined in the agreements to include a business combination resulting in the ownership of greater than 33-1/3% of voting shares of the Corporation by any individual (or group if acting jointly), any individual (or group if acting jointly) acquiring greater than 33-1/3% of the voting shares, or the ceasing of at least 50% of the current Board of Directors.

Remuneration of Directors

Effective on the date hereof, Directors who are also an executive officer of the Corporation receive no cash remuneration for services as a Director, and all other directors excluding the Chairman (“Independent Directors”) are entitled to receive annual compensation of $16,000 ($15,000 prior to April 1, 2005) payable in quarterly instalments.  Directors who (i) represent a shareholder on the Board of Directors, or (ii) are elected under terms relating to an investment made by or on behalf of an investor or manager by whom they continue to be employed full time are not eligible for options.

In addition, Independent Directors received a fee of $1,500 per Board meeting attended in person, $750 for attendance at such meetings by teleconference, plus out-of pocket expenses incurred on behalf of the Corporation for each Board of Directors and committee meeting attended during Fiscal 2005.  Directors also receive $1,000 per committee meeting attended in person (increased to $2,500 per Audit Committee meeting for the Chair of the Audit Committee for Fiscal 2005 onward) and $500 for attendance at such meetings by teleconference (increased to $1,250 per Audit Committee meeting for the Chair of the Audit Committee for Fiscal 2005 onward).  All per meeting fees are subject to a maximum of $2,000 per day (increased to $3,000 per day for the Chair of the Audit Committee for Fiscal 2005 onward) where more than one meeting is attended in a day.  Directors are also reimbursed for out-of pocket expenses incurred on behalf of the Corporation for each Board of Directors or Committee meeting attended.

The directors and former directors of the Corporation (other than inside directors) were paid the following amounts as directors’ fees for the year ended March 31, 2005:

Independent Directors	CDN $
Colin Mallet	28,000
David Scott	62,500
Edward Wawrzynczak	27,000
Eve Slater	5,250
Felix Baker	25,000
Julia Levy	20,000
Michael Cleare	29,500
Michael Phillips	15,000
Willem Wassenaar	33,000

Options to purchase Common Shares of the Corporation may also be awarded to members of the Board of Directors at the discretion of the Board of Directors pursuant to the Corporation’s incentive stock option plan.  Eligible Independent Directors are also granted 5,000 options to purchase Common Shares per year.  The exercise price of such options must not exceed the market value of the Common Shares on the date of grant.  For the year ended March 31, 2005, an aggregate of 30,000 options were granted to Independent Directors of the Corporation.

The Chairman of the Board of Directors is eligible for an annual fee of $66,000 ($62,500 prior to April 1, 2005), plus an annual grant of options for his services.  A fee of $62,500 was paid and 7,500 options were granted in Fiscal 2005.  The Chairman of the Board of Directors does not receive any fees from the Corporation for attending either Board of Directors or committee meetings.

Scientific Advisory Board

The Corporation has formed a Scientific Advisory Board composed of scientists having professional experience and valuable expertise in various therapeutic or research fields that are of interest to the Corporation.  At the request of Management, these scientific advisors review and provide the Corporation with advice regarding individual research and development projects.  Advisors have all executed confidentiality agreements.  The Scientific Advisory Board meets at least annually and makes its recommendations directly to Management.  Members of the Scientific Advisory Board are paid a fee of U.S.$2,500 for each meeting attended plus travel expenses and each member has been awarded options under the Corporation’s incentive stock option plan.

Composition of the Compensation Committee

During the year ended March 31, 2005, the following individuals served as members of our Compensation Committee:  David Scott (Chairman), Felix Baker, Michael J. Cleare and Colin Mallet, who were all directors of the Corporation during the time they served.  Prior to September 16, 2004 the members of the Compensation Committee were David Scott (Chairman), Michael J. Cleare and Julia Levy.  Upon the election of Directors at the 2004 Annual and Special General Meeting of the Corporation, some committee members were rotated amongst the Corporation’s committee’s of the Board in order to provide a fresh perspective to complement the continuity of the remaining members of the committees. None of the members of the Compensation Committee are officers or employees or were former officers or employees of the Corporation or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Corporation or any interest in material transactions involving the Corporation.  In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Compensation Committee or Board of Directors.

Report on Executive Compensation

The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to each of the executive officers of the Corporation.  In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options under the Corporation’s incentive stock option plan.

The Corporation’s compensation package for its executive officers consists of base salary, bonuses and the granting of stock options under its incentive stock option plan.

Base Salary

Base salaries are established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity.  Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.

Bonuses

Bonuses of cash are used to reward executive officers for achievement of specific, pre-defined objectives during a fiscal year. The performance of the particular executive as well as the Corporation is considered in determining whether a bonus will be paid and the amount of such bonus.  Objectives are established for each executive officer at the start of the fiscal year and are approved by the Board of Directors upon the recommendation of the Compensation Committee.

Stock Options

The Corporation utilizes grants of stock options under its incentive stock option plan as the long-term incentive portion of its overall compensation package for its executive officers.

President and Chief Executive Officer’s Compensation

The compensation of the Chief Executive Officer (the “CEO”) is determined in accordance with the considerations described above for the compensation of the Corporation’s executive officers.

Submitted by the Compensation Committee:

David Scott (Chair)

Michael J. Cleare

Felix Baker

Colin Mallet

Incentive Stock Option Plan

The Corporation currently has an incentive stock option plan (the “Stock Option Plan”) under which outstanding stock options (all of which are non-transferable) to purchase 3,522,897 Common Shares have been granted as of the date hereof to certain executive officers, directors, Scientific Advisory Board members, consultants and employees of the Corporation.  Under the Stock Option Plan, 5,100,000 Common Shares of the Corporation have been conditionally reserved for issue, of which, as of the date hereof, an aggregate of 274,058 Common Shares have been issued pursuant to the exercise of options.

The Stock Option Plan provides that the Board of Directors may from time to time grant options to acquire all or part of the shares subject to the Stock Option Plan to any person who is an employee or director of the Corporation or any other person or company engaged to provide ongoing management, financial and scientific, consulting or like services for the Corporation.  The exercise price of options granted under the Stock Option Plan is determined based upon the market price for the Corporation’s Common Shares  on the date of grant.  The term of any option granted is not to exceed five (5) years (ten (10) years prior to July 1, 2004) from the date of grant.  Except as otherwise provided in the Stock Option Plan, the options shall vest in instalments over the option period at a rate of 1/3 of the options per year starting on the first anniversary of the grant date.  Vesting may be accelerated in certain circumstances as provided in the Stock Option Plan.  The Stock Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

The Corporation has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the current maximum allowable number under the Stock Option Plan.

Options that have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan. A copy of the Stock Option Plan, as amended, may be obtained by any Shareholder upon request from the Secretary of the Corporation at Suite 200, 20353 64th Avenue, Langley, British Columbia, V2Y 1N5.

Employee and Director Share Purchase Plan

The Corporation has adopted an employee and director share purchase plan (the “ESPP”) under which a total of 400,000 Common Shares have been reserved for issuance to eligible directors and employees who participate in the plan.  The ESPP does not provide for the Corporation to loan funds for the purchase of shares under the plan.

Participants may purchase up to 10,000 Common Shares under the ESPP in any three year period.  Each purchase must be from treasury and shall be at a 15% discount to the market price of the Common Shares.  As of the date hereof, an aggregate of 206,439 Common Shares have been issued to certain employees and directors of the Corporation pursuant to the ESPP.

Equity Compensation Plan Information

The following table provides information with respect to the Corporation’s Stock Option Plan and ESPP as of the end of the Corporation’s most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at March 31, 2005 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at March 31, 2005 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at March 31, 2005 (c)
Equity compensation plans approved by securityholders	3,522,897	$6.15	1,496,606
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,522,897		1,496,606

Indebtedness of Directors and Executive Officers

No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to the Corporation.

Indemnification of Directors or Officers

There is no indemnification payable this financial year to directors or officers of the Corporation.

Directors and Officers’ Insurance

The Corporation maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $50,000 deductible loss payable by the Corporation.  The current annual premium of $61,020 is paid by the Corporation.

Key Management Insurance

The Corporation is the beneficiary under a key management insurance policy of $4.0 million on the life of Dr. Michael Abrams.  The annual premium for this policy of $16,240 is paid by the Corporation.

Performance of Common Shares

The Corporation’s Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “AOM”.  Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on the Corporation’s Common Shares relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of March 31, 2000 to March 31, 2005.

CUMULATIVE VALUE OF A $100 INVESTMENT
ASSUMING REINVESTMENT OF DIVIDENDS

CORPORATE GOVERNANCE

The Toronto Stock Exchange (TSX) requires each listed company to discuss its approach to corporate governance each year.  Major regulatory changes have recently been initiated by the Canadian Securities Administrators (the “CSA”) with respect to corporate governance guidelines (the “CSA Corporate Governance Guidelines”).  These guidelines are effective for financial years ending on or after June 30, 2005.  Many such changes also arise from the U.S. Sarbanes-Oxley legislation, and the subsequent rules and regulations, issued by the U.S. Securities and Exchange Commission, the New York Stock Exchange and NASDAQ.

The Board of Directors has monitored and continues to monitor the various changes and proposed changes and, where applicable, amended its corporate governance practices to align itself with these changes. The Board of Directors believes that the Corporation’s practices are consistent with and in some cases go beyond most corporate governance rules and guidelines, including the current TSX Corporate Governance Guidelines and the CSA Corporate Governance Guidelines.

The Corporation’s Board of Directors is currently composed of nine (9) directors, eight of whom are independent of management under the CSA Corporate Governance Guideline and free of any interest and any business or other relationship, other than arising from their shareholdings, that could interfere with their ability to act with a view to the best interests of the Corporation.  Seven of the eight independent directors have been nominated for re-election at the Meeting.  The eighth director is retiring and will not stand for re-election.

The following sets out the Corporation’s Corporate Governance Disclosure in the form required by National Instrument 58-101 – Disclosure of Corporate Governance Practices:

1.	Board of Directors
(a) through (c)

All of the Board members, with the exception of the CEO, are considered by the Board to be “independent”, as the term is defined in the CSA Corporate Governance Guidelines.  A director is considered independent if he or she has no direct or indirect material relationship with the Corporation, which in view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgement.  The Corporation has no significant shareholder with the ability to exercise the majority of votes for the election of directors.  The Board reviews the status of each individual director annually; the current position is:

Michael J. Abrams – related

Michael J. Cleare -independent

Julia Levy - independent

Colin Mallet – independent

David Scott - independent

Willem Wassenaar - independent

Edward J. Wawrzynczak – independent

Eve E. Slater - independent

Felix Baker – independent, although Mr. Baker is the Managing Partner of a group of funds that beneficially have an 18.7% shareholding in the Corporation.

Please see “Directors and Senior Officers” for more information about each director, including other directorships and share ownership.

(d)

Certain of our independent directors are directors of other reporting issuers in Canada.  Please refer to the independent directors’ personal information under the heading “Election of Directors – Directors and Executive Officers”.

(e)	The independent members of the Board of Directors hold meetings quarterly, without the presence of management or the CEO (Michael Abrams). Five such meetings were held during the preceding 12 months
(f)

The Chair of the Board, David Scott, is an independent director and is responsible for providing strategic and tactical leadership at the Board and ensuring the smooth functioning of the Board's processes.

(g)	The following table surveys the attendance of members of the Board of Directors since the beginning of the Corporation's most recently completed financial year:
	Name Michael J. Abrams Michael J. Cleare Julia Levy Colin Mallet David Scott Willem Wassenaar Edward J. Wawrzynczak Eve E. Slater Felix Baker	Board Meetings Attended 5 of 5 5 of 5 5 of 5 5 of 5 5 of 5 5 of 5 5 of 5 1 of 1 5 of 5

2.	Board Mandate

The Board has adopted a written mandate (a copy of which is attached as Schedule A to this Circular), in which it has explicitly assumed responsibility for the stewardship of AnorMED. The Board’s expectations of management are covered in the position descriptions and annual objectives of the senior management, as well as by the Corporation’s Business Philosophy and Corporate Code of Ethics.  Decisions that require the prior approval of the Board are clearly defined. The Chair of the Board is available for feedback from any security holder.

Board members and management participate in an annual strategic planning review process. Any revisions to the plan must be approved by the Board.  Implementation of the strategic plan is the responsibility of management. The Board systematically reviews opportunities by weighing them against the business risks and actively managing these risks. The Board provides leadership but does not become involved in day-to-day matters.  Management reports to the Board on a regular basis on the Corporation’s progress in achieving these strategic objectives.

The Board believes that it understands the specific risks of AnorMED’s business. The Board has identified specific Board committee responsibilities for key risks, and the committees review these risks with management on a regular basis. Major strategic risks are reviewed by the Board as part of its annual review of the Company’s strategic plan.  AnorMED also has in place an environmental risk review process that includes regular reporting to the Company’s Audit Committee.

Appointments to senior management are subject to Board review. A system for management succession planning and development has been established, and the Board reviews plans for senior management annually.  The performance of senior management is monitored by the Board through the Company’s Compensation Committee.

AnorMED employs a professional investor relations team and complies with all regulatory requirements.  The Company has systems in place and a formal Corporate Disclosure Policy for effective communication with the public and its shareholders, as well as compliance with regulatory reporting and disclosure obligations.

AnorMED has a policy addressing employee and insider trading that is followed by members of the Board, senior management, employees, and related insiders. AnorMED periodically sets trading blackouts for employees, senior management and directors in advance of news releases, and in other circumstances, as deemed appropriate.

3.	Position Descriptions
(a)

Position descriptions are in place for the Chair of the Board and the chair of each committee of the Board.  Position descriptions for directors reflect their different committee responsibilities.  The Board reviews progress against corporate objectives quarterly.

(b)

Position descriptions are also in place for the President and CEO, and senior management.  Annual objectives are established for the CEO, with the Compensation Committee and the Board, in conjunction with the annual budgeting and operating planning process. The Board reviews progress against corporate objectives quarterly, and the CEO’s performance is reviewed by the Compensation Committee, based on performance against these objectives.  These objectives, together with AnorMED’s strategic and operating plans, comprise the principal mandate of the CEO, and decisions that require the prior approval of the Board are clearly defined.  The CEO’s objectives always have the underlying goal of maximizing shareholder value.

4.	Orientation and Continuing Education
(a)

A new director receives a comprehensive orientation, including a Directors’ Manual covering all Board member and committee responsibilities. The commitment needed from directors, particularly the commitment of time and energy, is made clear to directors prior to their nomination. While the importance of a balance of experience on the Board is realized, critical attention is given in director selection and orientation to ensuring that all directors adequately understand the business.  Most Board meetings are held at AnorMED’s premises to give additional insight into the business.

(b)

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.  Directors are also invited to attend Scientific Advisory Board and Commercial Advisory Board meetings.  Members of these boards are internationally recognized leaders in their fields.  Expert speakers are also invited to present at Board and Committee meetings.

5.	Ethical Business Conduct
(a)

The Board has adopted a written Code of Business Conduct and Ethics for its directors, officers and employees (the “Code”), which is available on SEDAR at www.sedar.com under the company name “AnorMED Inc.”  The Code specifically includes guidelines with respect to conflicts of interest, protection of corporate assets, confidentiality, fair dealing and compliance with laws and regulations.  An ombudsman has been appointed to guarantee the confidentiality of any feedback from employees on potential breaches of the Code.  Additionally, the Corporation has set up, in conjunction with shareholder.com, a confidential and anonymous reporting system for submissions by employees of any concerns regarding accounting, internal accounting controls or auditing matters.

(b)

The Board is committed to maintaining compliance with the Code.  No waivers of the Code have been granted by the Board.  The integrity of the organization and the implementation of the Code are monitored by the Board, with the assistance of the AnorMED ombudsman.

(c)	No material change reports have been filed by AnorMED within the preceding 12 months that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
(d)

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

(e)

Each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as set out in the Board Mandate, the director position descriptions and in the Code.  In this manner the Board encourages and ensures that a culture of ethical business conduct is maintained.

6.	Nomination of Directors
(a)

Our Nominating Committee reviews the composition of the Board on at least an annual basis, periodically identifies new candidates for nomination to the Board and makes recommendations as to nominations to the Board.  In making its recommendations to the Board on director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs.

(b)

AnorMED’s Nominating Committee consists entirely of independent directors.  The members of the committee are:

David Scott (Chair)

Julia Levy

Edward Wawrzynczak

Appointment to the Nominating Committee is subject to the approval of the Board.

(c)

The Nominating Committee has a published mandate (See www.anormed.com).  It also has the right to engage an outside advisor, as do all Board Committees.  It is the Nominating Committee’s responsibility to recruit new board members as required.  AnorMED has no obligation or contract with any 3rd party, providing them with the right to nominate a director.

7.	Compensation
(a)

Compensation for directors and officers is determined by the Corporation’s Compensation Committee.  This Committee reviews industry standards for director and officer compensation in setting compensation levels for directors and officers.

(b)

AnorMED’s Compensation Committee consists entirely of independent directors. The members of the committee are:

David Scott (Chair)

Michael Cleare

Felix Baker

Colin Mallet

Appointment to the Compensation Committee is subject to the approval of the Board.

(c)

The Compensation Committee has a published mandate (See www.anormed.com).  It also has the right to engage an outside advisor, as do all Board Committees.   The  Compensation Committee is responsible for selecting the corporate goals and objectives that are relevant to the CEO’s compensation, for review by the whole Board. It establishes the links between the CEO’s compensation and these goals, evaluates the CEO’s performance, and makes recommendations to the Board on the CEO’s and senior executive compensation, and incentive compensation and equity-based plans.

(d)	The Compensation Committee may use consultants for guidance. No such consultants have been used by AnorMED.

8.	Other Board Committees

AnorMED is committed to the highest standards of corporate governance. AnorMED’s Corporate Governance Committee was established in 1999, and has been given a mandate by the Board to ensure that AnorMED maintains a high standard of corporate governance (See www.anormed.com). The Committee consists entirely of independent directors.  The members of the Corporate Governance Committee are:

Colin Mallet (Chair)

David Scott

Willem Wassenaar

The Corporate Governance Committee monitors current corporate governance best practice, and recommends and monitors AnorMED’s approach to corporate governance, and its response to these corporate governance guidelines. The Committee reports to the Board on a regular basis.

The Board has an Audit Committee composed of independent directors, who are  all financially literate.  The Audit Committee has a written charter (See www.anormed.com), and reviews compliance of financial reporting with accounting principles and appropriate internal controls.  The Audit Committee meets quarterly with management and the Company’s external auditors to review financial statements, internal controls and other matters. It also meets quarterly with the external auditors without the presence of management, and the auditors are fully aware that they are hired by, and under the oversight of, the Company’s Audit Committee and the Board.  The Board believes that AnorMED has not yet reached the size and complexity where an internal audit function is justified.

The Audit Committee consists entirely of independent directors. The members of the Audit Committee are:

Willem Wassenaar (Chair)

Michael Cleare

Julia Levy

Edward Wawrzynczak

The Board also has a Finance Committee composed of independent directors that has been given the mandate to monitor the Corporation's cash resources, financing needs, investor relations program and Confidentiality of Investment Information and Insider Trading Policy.  The Finance Committee has a written Mandate (see www.anormed.com).

The Finance Committee meets as required. The members of the Finance Committee are:

Felix Baker (Chair)

David Scott

Julia Levy

9.	Assessments

The Board and each of its Committees have written mandates (See www.anormed.com).  Each Committee member and Board member adhere to the terms of their respective mandates as the basis for their position descriptions. The Corporate Governance Committee is mandated to ensure that the contributions of Board members, committees of the Board, and the Board as a whole, are reviewed on an annual basis. A process has been established that involves questionnaires that are completed by individual Board members and representatives of management. The Chair of the Board reviews the findings of the questionnaires and reports the aggregate results for the Board, and Board Committees to the Board.  Each director completes a written self-assessment questionnaire and a questionnaire regarding the contributions of each individual director annually and discusses his/her contribution to the Board and its Committees with the Chair of the Board. Additionally the Corporate Governance Committee monitors the quality of the relationship between management and the Board, in order to recommend ways to improve that relationship.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board of Directors recommends that at the Meeting the Shareholders vote for the reappointment of KPMG LLP as the Corporation’s auditors to hold office until the next annual general meeting of Shareholders.  Accordingly, except as noted under “Voting of Proxies”, proxies received in favour of management nominees will be voted to re-appoint the firm of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia the Corporation’s present auditors, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix the auditors’ remuneration.  KPMG LLP have been the auditors of the Corporation since February 5, 1998, when they replaced the firm of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2006 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before March 31, 2006, to be considered for inclusion in the management proxy circular for the 2006 Annual Meeting of the Shareholders.

It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Corporation is not aware of any material transaction, involving any director or executive officer or proposed nominee for election as a director or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Corporation or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com under the name “AnorMED”, 2004 financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, which are provided with this Management Proxy Circular.  Copies of our financial statements and MD&A can be obtained by contacting the Secretary of the Corporation in writing at Suite 200, 20353 64th Avenue, Langley, British Columbia V2Y 1N5 or by e-mail at wjadams@anormed.com.  Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

The Management knows of no other matters to come before the Meeting of Shareholders other than those referred to in the Notice of Meeting.   However, if any other matters which are not known to the Management shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED at Langley, British Columbia, as of the 23rd day of June, 2005.

By Order of the Board of Directors
W.J. (Bill) Adams Chief Financial Officer, Vice President, Finance, Secretary and Treasurer

EXHIBIT A

AnorMED Inc.

Board Mandate and Principles

The board of AnorMED believes that our overriding duty to the shareholders is to maximize the value of the business.  We follow the 12 principles enumerated below.

1.

The Chair of the Board will be independent.

2.

The majority of the Board will be independent.

3.

All directors will act in the best interest of AnorMED and will put the interest of AnorMED ahead of any single stakeholder, shareholder or group.

4.

The Board will supervise management, not manage the business day-to-day.

5.

The Board will choose, assess and coach the CEO.

6.

The Board will be responsible for reviewing, discussing and debating AnorMED’s strategic direction, choice of business opportunities and the management of the risk which those opportunities entail.

7.

The Board will ensure that there are objectives for management and will regularly review performance against these objectives.

8.

The Board will ensure there are contingency plans for the orderly succession of management and that these plans are kept up to date.

9.

The Board will ensure that AnorMED communicates openly and effectively with its shareholders, other stakeholders and the public.

10.

The Board will ensure that AnorMED has effective control, accounting and information systems to monitor and discharge its responsibilities.

11.

The Board will ensure that AnorMED reports on its corporate governance in each Management Proxy Circular.

12.

The Board will assess each year the effectiveness of the Board, its committees and its members, including the division of responsibilities among them.

AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia, Canada, V2Y 1N5 Tel. No. (604) 530-1057 Fax No. (604) 530-0976 FORM OF PROXY

This Proxy is solicited on behalf of the management of AnorMED Inc. (the "Corporation") for the Annual Meeting of Shareholders on July 28, 2005 (the "Meeting").  At the Meeting, holders of Common shares of the Corporation ("Common Shares") are entitled to vote by virtue of the rights attached to such shares.  Holders of Common Shares are entitled to one vote for every Common Share held.  It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost.  The cost of this solicitation will be borne by the Corporation.

The undersigned hereby appoints DAVID SCOTT, Chairman of the Corporation,  or failing him, MICHAEL J. ABRAMS, President and Chief Executive Officer of the Corporation, or instead of either of them                                      ______________, as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or an adjournment thereof.

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by his, her or its attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation's registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: L. Casciano, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1.

To fix the number of directors of the Corporation for the ensuing year at eight (8).

IN FAVOUR  [  ]

AGAINST  [  ]

2.

To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual meeting of the Corporation:

David Scott

IN FAVOUR  [  ]

WITHHOLD  [  ]

Colin Mallet

IN FAVOUR  [  ]

WITHHOLD  [  ]

Michael J. Abrams

IN FAVOUR  [  ]

WITHHOLD  [  ]

Willem Wassenaar

IN FAVOUR  [  ]

WITHHOLD  [  ]

Michael J. Cleare

IN FAVOUR  [  ]

WITHHOLD  [  ]

Felix Baker

IN FAVOUR  [  ]

WITHHOLD  [  ]

Julia Levy

IN FAVOUR  [  ]

WITHHOLD  [  ]

Eve Slater

IN FAVOUR  [  ]

WITHHOLD  [  ]

3.

To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close
of the next annual meeting                                                                                                              IN FAVOUR  [  ]      AGAINST  [  ]

4.

To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the
Corporation..                                                                                                                                  IN FAVOUR  [  ]      AGAINST  [  ]

The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy.  If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this             day of                                            , 2005.

SIGNATURE OF SHAREHOLDER

Name:

Address:

No. of Common Shares:

Your address shown will be registered as your present address.
Please notify the Corporation of any change in your address.

NOTES TO PROXY

1.

The Common Shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions given, on any ballot that may be called for. If the Shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose, the Common Shares will be voted in accordance with that choice.  In the absence of instructions made on a Form of Proxy, it is the intention of the Management designee, if named as Proxyholder, to vote in favour of all of the matters referred to in the Notice of Meeting and Management Proxy Circular.

This Proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and Management Proxy Circular and with respect to other matters which might properly come before the Meeting.

2.

A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than  DAVID SCOTT or MICHAEL J. ABRAMS, both directors and/or officers of the Corporation and the Management designees, to attend, act and vote for the Shareholder at the Meeting.  Such right may be exercised by inserting in the blank space provided in the Form of Proxy, the name of the person to be designated and striking out, the names of the Management designees or by completing another proper form of proxy and delivering same to the Toronto office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. Vancouver Time (1:00 p.m. Toronto Time) on July 26, 2005.

3.

A Proxy will not be valid unless signed by the Shareholder or by the Shareholder's attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

4.

A proxy to be effective must be deposited with the Toronto office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. Vancouver Time (1:00 p.m. Toronto Time) on July 26, 2005.